Exhibit 12.1

ASBURY AUTOMOTIVE GROUP, INC.

COMPUTATION OF FINANCIAL RATIOS

(in millions, except ratios)

Ratio of earnings to fixed charges	For the Three Months Ended March 31,	For the Years Ended December 31,
	2011	2010		2009		2008	2007		2006
EARNINGS COMPUTATION:
Income from continuing operations	$4.7	$37.3		$25.2		$(327.0)	$42.7		$52.4
Income tax Expense	2.9	23.2		15.1		(136.2)	23.6		31.7
Fixed charges	18.0	68.3		69.2		85.2	89.8		90.2
Amortization of capitalized interest	—	0.2		0.2		0.1	0.1		0.1
Capitalized interest	—	(0.5)		(0.4)		(1.1)	(0.3)		(0.6)

Earnings for purposes of computation	$25.6	$128.5		$109.3		$(379.0)	$155.9		$173.8

FIXED CHARGES COMPUTATION:
Interest expense	$10.1	$35.4		$35.5		$39.8	$38.7		$37.5
Floor plan interest expense	2.7	9.2		10.5		21.5	30.4		29.0
Amortization deferred financing fees	0.7	2.5		3.1		2.6	2.5		6.7
Swap Interest Expense	1.4	6.6		6.6		5.5	1.7		1.3
Interest component of rent expense	3.1	14.1		13.1		14.7	16.2		15.1
Capitalized interest	—	0.5		0.4		1.1	0.3		0.6

Fixed charges for purposes of computation	$18.0	$68.3		$69.2		$85.2	$89.8		$90.2

RATIO OF EARNINGS TO FIXED CHARGES	1.42 ×	1.88	×	1.58	×	— (1)	1.74	×	1.93	×

(1)	In December 2008, we incurred $528.7 million of pre-tax impairment expenses related to goodwill, franchise rights, other intangible assets and property and equipment. As a result of these impairment charges, our earnings for 2008 were inadequate to cover fixed charges (as calculated above) by $464.2 million.

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